Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 55-I dated November 22, 2006	Term Sheet No. 1 to Product Supplement No. 55-I Registration Statement No. 333-130051 Dated November 28, 2006; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Return Enhanced Notes Linked to the Commodity Investable Global Asset Rotator Excess Return due December 22, 2008

General

  The notes are designed for investors who seek a return of two times the appreciation of the Commodity Investable Global Asset Rotator Excess Return up to a maximum return on the notes of 80.00%* over the term of the notes. Investors should be willing to forgo interest and, if the Underlying Return is negative, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 22, 2008†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about December 19, 2006 and are expected to settle on or about December 22, 2006.

Key Terms

Index:	JPMorgan Commodity Investable Global Asset Rotator Excess Return (“Commodity-IGAR” or the “Underlying”).
Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Underlying Level is greater than the Initial Underlying Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Underlying Return multiplied by 2, subject to a Maximum Total Return on the notes of 80.00%*. For example, if the Underlying Return is more than 40.00% you will receive the Maximum Total Return on the notes of 80.00%*, which entitles you to a maximum payment at maturity of $1,800 for every $1,000 principal amount note that you hold. Accordingly, if the Underlying Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Underlying Return x 2)] * The actual Maximum Total Return on the note will be set on the pricing date and will not be less than 80.00%

Your investment will be fully exposed to any decline in the Underlying. If the Ending Underlying Level declines from the Initial Underlying Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level declines beyond the Initial Underlying Level. Accordingly, if the Underlying Return is negative, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Underlying Return)
You will lose some or all of your investment at maturity if the Ending Underlying Level declines from the Initial Underlying Level.
Underlying Return:	Ending Underlying Level – Initial Underlying Level Initial Underlying Level
Initial Underlying Level:	The Underlying closing level on the pricing date, which is expected to be on or about December 19, 2006.
Ending Underlying Level:	The Underlying closing level on the Observation Date.
Observation Date†:	December 17, 2008
Maturity Date†:	December 22, 2008
CUSIP:
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 55-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 55-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 55-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions(1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to pay concessions to other dealers of approximately $15.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $35.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $37.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-34 of the accompanying product supplement no. 55-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 28, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 55-I dated November 22, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures, strategy guides or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 55-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 55-I dated November 22, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003597/e25608_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the "Company,” "we,” “us,” or “our” refers to JPMorgan Chase & Co.

JPMorgan Commodity Investable Global Asset Rotator Excess Return

Commodity-IGAR was developed and is maintained by J.P. Morgan Securities Ltd., to implement a momentum-based algorithmic strategy for commodity allocations. Commodity-IGAR references the value of a synthetic portfolio selected from a limited universe of commodity sub-indices, each of which is a component of the Goldman Sachs Commodity Index (“GSCI®”) and is intended to serve as a benchmark value for a particular commodity.

Historical performance data for each sub-index is run through Commodity-IGAR algorithms on a monthly basis. The algorithms test each sub-index’s performance and consistency. The performance test filters out sub-indices that have not demonstrated one-year appreciation, and the consistency test filters out sub-indices that have not demonstrated consistent positive monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

Up to 12 sub-indices that pass both tests are selected for inclusion in the synthetic portfolio until the next monthly rebalancing. The selected sub-indices are each weighted one-twelfth. If more than twelve sub-indices pass both tests, the twelve best-performing sub-indices are included in the synthetic portfolio. If fewer than twelve constituents meet the selection criteria, the balance of the synthetic portfolio is deemed uninvested. The value of Commodity-IGAR is the value of the synthetic portfolio, less a deemed calculation agency fee deducted daily at an annual rate of 0.96%.

The value of Commodity-IGAR is published each trading day under the Bloomberg ticker symbol “CMDTYER”.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Underlying Return by 2, up to the Maximum Total Return on the notes of 80.00%, or $1,800 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 80.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET — The return on the notes is linked to the performance of the Commodity Investable Global Asset Rotator Excess Return (“Commodity-IGAR” or the “Underlying”). Commodity-IGAR references the value of a synthetic portfolio drawn from the constituent sub-indices of the GSCI® using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive trends in the U.S. dollar level of the constituents on the assumption that if certain constituents performed well in the past, they will continue to perform well in the future. See “The Commodity Investable Global Asset Rotator Excess Return” in the accompanying product supplement no. 55-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 55-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an “open transaction” for U.S. federal income tax purposes. Generally, under this characterization, if you hold the notes for more than a year, your gain or loss on the notes should be treated as long-term capital gain or loss. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Assuming the characterization of the notes as an open transaction is respected, the U.S. federal income tax consequences to a purchaser who is not an initial purchaser of notes at the issue price should be substantially similar to those described above and in the accompanying product supplement no. 55-I. Potential purchasers should consult their tax advisers regarding the treatment of the notes, including possible alternative characterizations.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Commodity Investable Global Asset Rotator Excess Return	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the GSCI® constituent sub-indices, in any of the commodities whose futures contracts determine the levels of the GSCI® constituent sub-indices, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 55-I dated November 22, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Level as compared to the Initial Underlying Level. You may lose some or all of your investment.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Underlying Ending Level is greater than the Initial Underlying Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Underlying, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 80.00%.
  INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the sub-indices included from time to time in Commodity-IGAR, and thus the value of your notes, in unpredictable or unanticipated ways. Commodity-IGAR provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio. However, commodities investments may fluctuate independently of stock and bond investments, rendering moderate exposure a method of obtaining overall portfolio diversification.
  OWNING THE NOTES INVOLVE THE RISKS ASSOCIATED WITH COMMODITY-IGAR’S MOMENTUM INVESTMENT STRATEGY — Commodity-IGAR employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive market price trends based on the supposition that consistent positive market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Commodity-IGAR strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike. Further, the rules of Commodity-IGAR limit exposure to rapidly appreciating sub-indices. This is because Commodity-IGAR rebalances its exposure to sub-indices each month so that the exposure to any one sub-index does not exceed one-twelfth of the total synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating sub-index. Because the rules of Commodity-IGAR limit the synthetic portfolio to holding only to sub-indices that have shown consistent positive price appreciation, the synthetic portfolio may experience periods where it holds few or no sub-indices, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies, or be able to capture gains from other appreciating assets in the market that are not included in the universe of constituent sub-indices.
  OWNING THE NOTES IS NOT THE SAME AS OWNING THE CONSTITUENT SUB-INDICES OR COMMODITIES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held commodity contracts replicating the constituent sub-indices of Commodity-IGAR. Commodity-IGAR synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituent sub-indices. Furthermore, Commodity-IGAR synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituent sub-indices.
  COMMODITY-IGAR LACKS AN OPERATING HISTORY — Commodity-IGAR was established on September 15, 2006, and therefore lacks historical performance. Back-testing or similar analysis in respect of Commodity-IGAR must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining Commodity-IGAR values.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Commodity Investable Global Asset Rotator Excess Return	TS-2
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as COMIGAR Calculation Agent — the entity that calculates Commodity-IGAR levels, and acting as calculation agent and hedging our obligation under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the level of the Underlying on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility in the constituent sub-indices;
    the time to maturity of such notes;
    the market price of the physical commodities upon which the futures contracts that compose the constituent sub-indices are based;
    interest and yield rates in the market generally;
    economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituent sub-indices or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituent sub-indices; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Underlying?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Underlying Level of 110 and a Maximum Total Return on the notes of 80.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Level	Underlying Return	Total Return

198.00	80.00%	80.00%
176.00	60.00%	80.00%
165.00	50.00%	80.00%
154.00	40.00%	80.00%
143.00	30.00%	60.00%
132.00	20.00%	40.00%
121.00	10.00%	20.00%
115.50	5.00%	10.00%
110.00	0.00%	0.00%
104.50	-5.00%	-5.00%
99.00	-10.00%	-10.00%
93.50	-15.00%	-15.00%
88.00	-20.00%	-20.00%
77.00	-30.00%	-30.00%
66.00	-40.00%	-40.00%
55.00	-50.00%	-50.00%
44.00	-60.00%	-60.00%
33.00	-70.00%	-70.00%
22.00	-80.00%	-80.00%
11.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Underlying increases from the Initial Underlying Level of 110 to an Ending Underlying Level of 115.5. Because the Ending Underlying Level of 115.5 is greater than the Initial Underlying Level of 110 and the Underlying Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 80%, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100.00

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Commodity Investable Global Asset Rotator Excess Return	TS-3

Example 2: The level of the Underlying increases from the Initial Underlying Level of 110 to an Ending Underlying Level of 165. Because the Underlying Return of 50% multiplied by 2 exceeds the hypothetical Maximum Total Return of 80.00%, the investor receives a payment at maturity of $1,800 per $1,000 principal amount note, the maximum payment for the notes.

Example 3: The level of the Underlying decreases from the Initial Underlying Level of 110 to an Ending Underlying Level of 88. Because the Ending Underlying Level of 88 is less than the Initial Underlying Level of 110, the Underlying Return is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x -20%) = $800

 Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Underlying based on the hypothetical back-tested daily Underlying closing level from January 1, 1991 through September 14, 2006, and the historical performance of the Underlying based on the daily Underlying closing level from September 15, 2006 through November 27, 2006. The Underlying closing level on November 27, 2006 was 113.7812.

The hypothetical back-tested and historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing level on the Observation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment. The data for the hypothetical back-tested performance of Commodity-IGAR set forth in the following graph was calculated on materially the same basis on which the performance of Commodity-IGAR is now calculated, but the number of GSCI® sub-indices, and thus the universe of potential constituent sub-indices, has changed over time. For example, in January 1991, there were only 17 GSCI® sub-indices. Hypothetical daily performance data for Commodity-IGAR is net of index calculation costs of 0.96% per annum.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Commodity Investable Global Asset Rotator Excess Return	TS-4